                                                                     EXHIBIT 9.1


[PRESTOLITE ELECTRIC LOGO]


Prestolite Electric Incorporated         Financial Information Contacts:
Corporate Headquarters                   Ken Cornelius, Vice President & CFO, or
2311 Green Road                          Dennis Chelminski, Controller
Ann Arbor, Michigan 48105                734-913-6600
     www.prestolite.com



                    PRESTOLITE ELECTRIC ANNOUNCES 2002 SALES


         Ann Arbor, Michigan (January 28, 2002) - Speaking at a high-yield conference in New Orleans today, P. Kim Packard, president and CEO of Prestolite Electric Incorporated, announced that the company had achieved sales of $167.1 million for the year ended December 31, 2002, a 5% increase over 2001. While Mr. Packard did not announce earnings, he indicated that he expected 2002 EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization and special items) to exceed $25 million and expected net income to be positive, versus a $9.8 million net loss in 2001. EBITDA of $25 million would represent growth of 13% from 2001.

         Mr. Packard said that fourth quarter sales of $46.6 million, up from $43.2 million in the third quarter of 2002 and from $36.0 million in the fourth quarter of 2001, represented the company's fourth quarter in a row of sequential quarterly sales growth. He attributed the continuing growth to company performance in North America and China. The company eliminated the one-month lag previously employed in reporting the results of its operations in China, adding $0.9 million to reported sales for the quarter.

         Prestolite ended the year with net debt of $105.0 million ($109.1 million of debt net of $4.1 million of cash). The company expects to record fourth quarter severance charges of $0.9 million, primarily related to the closing of its plant in San Lorenzo, Argentina. Other special items expected to be recorded during the fourth quarter include a pre-tax charge of $0.3 million representing the increased value of outstanding stock options and pre-tax income of $0.5 million resulting from the repurchase at a discount of $1.6 million (face value) of the company's senior notes. During the fourth quarter Prestolite will record a charge of approximately $8.7 million to other comprehensive loss, reflecting an increase in the company's minimum pension liability.

         Prestolite plans to release 2002 financial results on February 28, 2003.




                               Exhibit 9.1, Page 1

         Prestolite Electric Incorporated is the operating subsidiary of Prestolite Electric Holding, Inc. which has a bond issue registered with the SEC. Prestolite Electric Incorporated manufactures alternators and starter motors in the United States, United Kingdom, Argentina, South Africa and China. These are supplied under the Prestolite, Leece-Neville, and Indiel brand names for original equipment and aftermarket application on a variety of vehicles and industrial equipment. Genstar Capital Corporation and management control all of the equity of the company.

         EBITDA is a widely accepted financial indicator of a company's ability to service debt, but is not calculated the same by all companies. EBITDA should not be considered by an investor as an alternative to net income as an indicator of a company's operating performance or as an alternative to cash flow as a measure of liquidity. This release contains forward-looking statements that involve risks and uncertainties regarding the anticipated financial and operating results of the Company. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release. The Company's actual results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company.

                                      (end)





                               Exhibit 9.1, Page 2